Exhibit 99.1

THE BANK OF NOVA SCOTIA

Annual Meeting of Shareholders

April 3, 2012

REPORT OF VOTING RESULTS

in accordance with section 11.3 of National Instrument 51-102

Continuous Disclosure Obligations

The following matters were voted upon at the Annual Meeting of Shareholders of The Bank of Nova Scotia (the “Bank”) held on April 3, 2012. Each of the matters is described in greater detail in the Notice of the 180th Annual Meeting of Shareholders and Management Proxy Circular mailed to shareholders. The vote on each matter was conducted by ballot.

1.	Election of Directors

Each of the 13 nominees listed in the Management Proxy Circular was elected as a Director of the Bank.

Nominee	Votes For	% For	Votes Withheld	% Withheld
Ronald A. Brenneman	572,493,913	95.88	24,599,272	4.12
C.J. Chen	595,227,268	99.69	1,868,318	0.31
David A. Dodge	591,404,105	99.05	5,691,409	0.95
N. Ashleigh Everett	572,337,066	95.85	24,758,519	4.15
John C. Kerr	572,227,617	95.84	24,855,968	4.16
John T. Mayberry	572,856,461	95.94	24,239,125	4.06
Thomas C. O’Neill	583,403,136	97.71	13,692,449	2.29
Indira V. Samarasekera	573,361,053	96.03	23,734,532	3.97
Susan L. Segal	590,298,170	98.86	6,796,083	1.14
Allan C. Shaw	572,950,853	95.96	24,143,401	4.04
Paul D. Sobey	578,894,169	96.95	18,200,084	3.05
Barbara S. Thomas	573,519,207	96.05	23,575,046	3.95
Richard E. Waugh	587,872,459	98.46	9,220,933	1.54

2.	Appointment of Auditors

KPMG LLP were appointed as auditors of the Bank.

Votes For	% For	Votes Withheld	% Withheld
602,473,325	99.46	3,288,672	0.54

3.	Advisory vote on non-binding resolution on Executive Compensation Approach

Votes For	% For	Votes Against	% Against
563,571,728	94.39	33,513,348	5.61

4.	Shareholder Proposal No. 1

Stock Options and Actual Performance of Officers

Votes For	% For	Votes Against	% Against	Abstentions*
55,490,802	9.32	539,589,406	90.68	1,967,388

5.	Shareholder Proposal No. 2

Performance-Based Pay

Votes For	% For	Votes Against	% Against	Abstentions*
21,670,601	3.64	573,316,955	96.36	2,095,934

6.	Shareholder Proposal No. 3

Independence of Members of the Compensation Committee

Votes For	% For	Votes Against	% Against	Abstentions*
14,640,993	2.46	580,604,610	97.54	1,844,171

*	An abstention is counted as present for quorum purposes, but is not counted as a vote cast in determining whether the requisite majority of votes cast has approved the proposal.

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